2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING DECLARES A THREE-FOR-ONE STOCK SPLIT

January 22, 2007 (TSX: LUN, SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announced today that its Board of Directors has declared a three-for-one split of its common shares.

The stock split was approved by the Company's shareholders at the special meeting of shareholders held on October 19, 2006 and by the Company's board of directors on December 14, 2006. Management believes there has been limited liquidity in the common shares of the Company and that the subdivision will create a larger public float and hence greater liquidity.

The three-for-one stock split is payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007, granting all shareholders two additional common shares for every common share of the Company held. On or about February 8, 2007, Lundin Mining's transfer agent and registrar will mail share certificates corresponding to the new common shares. Previously issued share certificates should be retained by shareholders and not returned to the Company or the transfer agent and registrar. The Company has approximately 95 million shares outstanding. Upon completion of the split, the Company will have approximately 285 million shares outstanding.

Subject to final regulatory approval, the common shares will start trading on a subdivided basis on the Toronto Stock Exchange as of market open on February 1, 2007 and on the American Stock Exchange as of market open on February 9, 2007. Shareholders of record who wish to sell shares on the American Stock Exchange prior to the ex - distribution date of February 9, 2007, and still wish to be entitled to receive the additional shares may do so through the ex - distribution market on the American Stock Exchange under the symbol LMC.WD.

Subject to final regulatory approval, the Swedish depository receipts will start trading on a subdivided basis on the Stockholm Stock Exchange as of market open on February 1, 2007. From January 22, 2007 to February 5, 2007, holders will not be permitted to convert common shares into Swedish depository receipts or Swedish depository receipts into common shares.

For further information, please contact:

Colin K. Benner, Vice Chairman & CEO: +1 604 681-1337
Ron Ewing, Vice President: +1 604 681-1337
Catarina Ihre, Investor Relations: + 46 70 607 9263

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.